Filed pursuant to Rule 424(b)(5)
Registration File No. 333-236943

SUPPLEMENT DATED AUGUST 24, 2022

(To Prospectus Supplement Dated April 3, 2020)

(To Prospectus dated April 1, 2020)

Maximum of 10,200,000 Shares in Primary Offering

Maximum of 200,000 Shares Pursuant to Dividend Reinvestment Plan

6.00% Series C Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

This supplement (this “Supplement”) supplements that certain prospectus supplement, dated April 3, 2020 (the “Prospectus Supplement”) relating to our entry into a Dealer Manager Agreement pursuant to which we were authorized to sell a maximum of 20,000,000 shares of our 6.00% Series C Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), on a “reasonable best efforts” basis through our affiliated dealer manager, Gladstone Securities, LLC (“Gladstone Securities”), at a public offering price of $25.00 per share, and up to 6,000,000 shares of Series C Preferred Stock pursuant to a dividend reinvestment plan (the “DRIP”) at a price of $22.75 per share to those stockholders who participate in the DRIP. This Supplement should be read in conjunction with the Prospectus Supplement and the accompanying prospectus, dated April 1, 2020 (the “Prospectus”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

This Supplement is being filed to reflect a reduction in the maximum shares of our Series C Preferred Stock that we may sell to 10,200,000 shares pursuant to the primary offering and 200,000 shares pursuant to the DRIP, through Gladstone Securities pursuant to an Amended and Restated Dealer Manager Agreement, dated as of the date hereof (the “Amended and Restated Dealer Manager Agreement”). As of the date of this Supplement, we have sold 8,595,592 shares of our Series C Preferred Stock pursuant to the primary offering, and approximately 27,141 shares pursuant to the DRIP.

Pursuant to the Amended and Restated Dealer Manager Agreement, the primary offering of the Series C Preferred Stock will terminate on the date (the “Termination Date”) that is the earlier of (1) December 31, 2022 (unless earlier terminated or extended by our Board of Directors) and (2) the date on which all 10,200,000 shares of Series C Preferred Stock offered in the primary offering are sold. The offering period for the DRIP will terminate on the earlier of (1) the issuance of all 200,000 shares of Series C Preferred Stock under the DRIP and (2) the listing of the Series C Preferred Stock on the Nasdaq Global Market or another national securities exchange. Unless otherwise stated herein, all other material terms of the offering remain unchanged.

We are a “smaller reporting company” under applicable federal securities laws, and, as such, we are subject to reduced public company reporting requirements. Investing in shares of the Series C Preferred Stock involves substantial risks that are described in the “Risk Factors” sections beginning on page S-11 of the Prospectus Supplement and on page 7 of the Prospectus and discussed in our Annual Report on Form 10-K for the year ended December 31, 2021, and other reports and information that we file from time to time with the Securities and Exchange Commission (the “SEC”), which are incorporated by reference into this Supplement, the Prospectus Supplement and Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Supplement, the Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Maximum Offering(1)
Public offering price(2)	$25.00	$255,000,000
Public offering price, dividend reinvestment plan(2)	$22.75	$4,550,000
Selling commissions(3)(4)	$1.50	$15,300,000
Dealer manager fee(3)(4)	$0.75	$7,650,000
Proceeds, before expenses, to us	$22.75	$236,600,000

(1)

Assumes that all shares of Series C Preferred Stock offered in the primary offering and pursuant to the DRIP are sold. As of the date of this Supplement, we have sold 8,595,592 shares of our Series C Preferred Stock pursuant to the primary offering, and approximately 27,141 shares pursuant to the DRIP.

(2)	We reserve the right to reallocate shares of the Series C Preferred Stock between the primary offering and the DRIP.
(3)

The maximum selling commissions and the dealer manager fee will equal 6.0% and 3.0%, respectively, of aggregate gross proceeds in the primary offering. Each is payable to our dealer manager. We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and to broker-dealers that are members of the Financial Industry Regulatory Authority (“FINRA”) and authorized by our dealer manager to sell shares of the Series C Preferred Stock, which we refer to as participating broker-dealers. The value of such items will be considered underwriting compensation in connection with the offering, and the corresponding payments of our dealer manager fee will be reduced by the aggregate value of such items. The combined selling commissions, dealer manager fee and such non-cash compensation will not exceed 10.0% of the aggregate gross proceeds of this offering, which is referred to as FINRA’s 10.0% cap. Our dealer manager will repay to us any excess payments made to our dealer manager over FINRA’s 10.0% cap if the offering is terminated prior to obtaining the maximum offering proceeds. The selling commissions and the dealer manager fee may be reduced or eliminated with regard to Shares sold to or for the account of certain categories of purchasers. No selling commissions or dealer manager fee will be paid on shares sold under the DRIP.

(4)

Our dealer manager may reallow all or a portion of its selling commissions attributable to participating broker-dealers. In addition, our dealer manager also may reallow a portion of its dealer manager fee earned on the proceeds raised by a participating broker-dealer, to such participating broker-dealer as a non-accountable marketing or due diligence allowance. The amount of the reallowance to any participating broker-dealer will be determined by the dealer manager in its sole discretion.

Gladstone Securities, LLC

as Dealer Manager

The date of this supplement is August 24, 2022

ABOUT THIS PROSPECTUS SUPPLEMENT

This Supplement supplements the Prospectus Supplement, and should be read in conjunction with the Prospectus Supplement and the Prospectus.

This Supplement is part of a registration statement on Form S-3 (Registration No. 333-236943) that we have filed with the SEC relating to the securities offered hereby. This Supplement does not contain all of the information that we have included in the registration statement and the accompanying exhibits and schedules thereto in accordance with the rules and regulations of the SEC, and we refer you to such omitted information. It is important for you to read and consider all of the information contained in this Supplement before making your investment decision.

The distribution of this Supplement, the Prospectus Supplement and the Prospectus and this offering of the securities may be restricted by law in certain jurisdictions. This Supplement is not an offer to sell or a solicitation of an offer to buy shares of our Series C Preferred Stock in any jurisdiction where such offer or any sale would be unlawful. Persons who come into possession of this Supplement, the Prospectus Supplement and the Prospectus should inform themselves of and observe any such restrictions.

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained in this Supplement, the Prospectus Supplement or the Prospectus and any information incorporated by reference herein or therein. You must not rely upon any information or representation not contained or incorporated by reference in this Supplement, the Prospectus Supplement or the Prospectus and any information incorporated by reference herein or therein. This Supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this Supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this Supplement is accurate on any date subsequent to the date set forth on its front cover or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this Supplement is delivered or securities are sold on a later date.

The shares of Series C Preferred Stock do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

SEC rules allow us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference in this Supplement, the Prospectus Supplement and the Prospectus is considered to be part of this Supplement, the Prospectus Supplement and the Prospectus, and the information we file subsequently with the SEC prior to the completion of this offering will automatically update and supersede such information.

We previously filed the following documents with the SEC and such filings are incorporated by reference into this Supplement, the Prospectus Supplement and the Prospectus:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed February  22, 2022 (including portions of our Definitive Proxy Statement for the 2022 Annual Meeting of Stockholders, filed with the SEC on April 1, 2022 that are specifically incorporated therein by reference);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 10, 2022;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 9, 2022; and

•	Current Reports on Form 8-K, filed with the SEC on January 10, 2022, February 4, 2022, and May 12, 2022.

We also incorporate by reference into this Supplement and the Prospectus Supplement additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this Supplement until all of the securities offered by this Supplement and the Prospectus Supplement have been sold or the offering of these securities is otherwise terminated, provided, however, that information “furnished” under Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC which is not deemed filed is not incorporated by reference in this Supplement, the Prospectus Supplement and in the Prospectus. Information that we subsequently file with the SEC as aforesaid will automatically update and may supersede information in this Supplement, the Prospectus Supplement and the Prospectus and information that we previously filed with the SEC.

You may obtain copies of any of these filings from us as described below, through the SEC or through the SEC’s website at www.sec.gov. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this Supplement, the Prospectus Supplement and the Prospectus, by writing or calling our Investor Relations Department at the following address and telephone number.

Investor Relations

Gladstone Land Corporation

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

(703) 287-5800

Maximum of 10,200,000 Shares in Primary Offering

Maximum of 200,000 shares Pursuant to Dividend Reinvestment Plan

6.00% Series C Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

SUPPLEMENT TO PROSPECTUS SUPPLEMENT

Gladstone Securities, LLC

August 24, 2022